Geneva Acquisition Corporation
One Boston Place
Suite 3630
Boston, Massachusetts 02108

February 9, 2007

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549

Attention:                    John Reynolds
Assistant Director
Division of Corporation Finance

RE:                                                         Geneva Acquisition Corporation
Amendment No. 5 to Registration Statement on Form S-1
Registration Statement No. 333-135419 — Acceleration Request

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act, as amended, Geneva Acquisition Corporation (the “Company”) hereby requests that the above-captioned Registration Statement be declared effective at 4:30 p.m. on Monday, February 12, 2007, or as soon as thereafter is practicable.  In connection therewith, the Company also requests that Form 8-A/12B (No. 001-33247) also be declared effective at 4:30 p.m. on Monday, February 12, 2007, or as soon as thereafter is practicable.  Included with this letter is a letter from the underwriters (a) joining in the request for acceleration and (b) setting forth the number and distribution of prospectuses distributed through February 8, 2007.

We acknowledge that:

•                   should the Commission or staff declare the Registration Statement and Form 8-A/12B effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                   the action of the Commission or the staff in declaring the Registration Statement and the Form 8-A/12B effective take does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement and the Form 8-A/12B; and

Securities and Exchange Commission
February 9, 2007

•                   the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Andrew D. Myers or William F. Griffin, Jr. (617) 367-2500 with any questions concerning this filing.

Very truly yours,

GENEVA ACQUISITION CORPORATION

By:	/s/ John F. Rousseau, Jr
John F. Rousseau, Jr., COO

/ran
Enclosures

cc:       Mr. Vincent T. Pica II
            Mr. James E. McGrath
            David Miller, Esquire
            William F. Griffin, Jr., Esquire
            Andrew D. Myers, Esquire